JXTG Holdings, Inc.

1-2, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8161

Japan

June 28, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Annual Report on Form 20-F for the year ended March 31, 2017; Notice of Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

JXTG Holdings, Inc. hereby provides notice that it has provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in its Annual Report on Form 20-F for the year ended March 31, 2017.

Very truly yours,

JXTG Holdings, Inc.

By:	/s/ Kyugo Yotsuya
	Name:	Kyugo Yotsuya
	Title:	General Manager Controller Department